Exhibit 10(nn)



2001-2003 STRATEGIC INCENTIVE PROGRAM GRANT

To: Date:

SSN:

As a key employee of TRW Inc. or a subsidiary, you are hereby awarded a "Grant", under the 2001-2003 Strategic Incentive Program, to receive a grant of _____ performance units, subject to the attached terms and conditions.

TRW Inc.

By: _____



2001-2003 STRATEGIC INCENTIVE PROGRAM GRANT

Terms and Conditions

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1. The Grant

This Grant sets forth the terms and conditions under which you will receive performance units in the event that certain financial goals are achieved with respect to the calendar years 2001 through 2003 (the "Performance Period").

2. Performance Criteria

The definition of the goals, for purposes of this Grant, is set forth in Exhibit A. The criteria for including items in or excluding items from the calculations set forth in Exhibit A shall be at the complete discretion of the Compensation Committee of the TRW Directors (the "Committee").

A goal scoring sheet for the three years in the Performance Period and weighted award levels related to each of the financial goals is attached as Exhibit B.

3. Payment

Promptly following the availability of financial information at the end of the Performance Period, the number of performance units to be paid out will be determined by multiplying the Grant by the payout percent generated by the goal scoring sheet. Each performance unit will be converted into cash using the average of the high and the low sale price averages of a share of TRW Common Stock ("TRW Common") on the New York Stock Exchange Composite Transactions Listing, as published in the Midwest Edition of the Wall Street Journal (the "Average TRW High and Low") for each day on which such shares are traded on the New York Stock Exchange during the months of December 2003 and January 2004. This amount will be paid to you in the currency in which you receive your compensation.

4. Taxes

Upon any payment pursuant to this Grant, TRW will deduct any withholding or other taxes due.

5. Transferability

This Grant is not transferable other than by will or the laws of descent and distribution.

6. Death

If your termination of employment occurs as a result of your death during the second or third year of the Performance Period, your estate or those so designated by will or the laws of descent and distribution will be entitled to receive a prorated payment reflecting the number of full months of service that you were employed during the Performance Period. The value of such payment will be based on target performance and each unit will be converted to cash using the Average TRW High and Low for each day on which such shares are traded on the New York Stock Exchange during the two full calendar months preceding the date of your death.

7. Disability

If your termination of employment occurs in the second or third year of the Performance Period due to disability for a period of more than twelve months (as determined in accordance with the TRW U.S. Long-Term Disability Plan), you will be entitled to receive a prorated payment reflecting the number of full months of service during the Performance Period before the commencement of your disability. The value of such payment will be based on target performance and each unit will be converted to cash using the Average TRW High and Low for each day on which such shares are traded on the New York Stock Exchange during the two full calendar months preceding the date of the commencement of your disability.

8. Termination of Employment

This Grant shall terminate on the date of your termination of employment and you shall not be entitled to any additional payments hereunder. However, if your employment is terminated as a result of retirement during the second or third year of the Performance Period, you may be eligible to receive a prorated payment reflecting the number of full months of service during the Performance Period before your retirement, at the sole discretion of the CEO (or, if the recipient of this Grant is a member of the Management Committee of TRW, at the sole discretion of the Committee). Such payment, if approved, will be made in February 2004.

9. Adjustments

The Committee shall make such adjustments in the number and kind of performance units, including the right to receive any payouts, as it may determine are equitably required to prevent dilution or enlargement of your rights that would otherwise result from any stock dividend, stock split, combination of shares, recapitalization or other change in the capital structure of TRW, merger, consolidation, reorganization, partial or complete liquidation or other corporate transaction or event having an effect similar to any of the foregoing.

10. Change in Control

The Performance Period as referred to in this Grant will end immediately upon a change in control of TRW Inc. For purposes of this Grant, a change in control is defined in resolutions adopted by the Compensation Committee of the Directors of TRW on July 26, 1989, which, in summary, provide that a change in control is a change occurring (a) by virtue of TRW's merger, consolidation or reorganization into or with, or transfer of assets to, another corporation or (b) by virtue of a change in the majority of the Directors of TRW during any two-year period unless the election of each new Director was approved by a two-thirds vote of the Directors in office at the beginning of such period or (c) through the acquisition of shares representing 20% or more of the voting power of TRW or (d) through any other change in control reported in any filing with the Securities and Exchange Commission; provided, however, that no change in control is deemed to have occurred by the acquisition of shares, or any report of such acquisition, by TRW, a subsidiary of TRW or a TRW-sponsored employee benefit plan. The language of the resolutions controls over this summary language.

If a Change in Control occurs prior to the end of the Performance Period, you will be entitled to receive a payment for the full Performance Period, assuming maximum performance on all goals. The number of units payable, determined in accordance with the preceding sentence, will be issued to you promptly following the Change in Control and will be valued using the Average TRW High and Low for each day on which such shares are traded on the New York Stock Exchange during the 30 calendar days preceding the date the Change in Control occurs.

11. Amendments

In addition to the authority to make adjustments as provided in Section 9, the CEO (or, if the recipient of this Grant is a member of the Management Committee of TRW, the Committee) shall have the authority, until such time as a Change in Control as defined in Section 10 occurs, to amend this Grant. Notwithstanding the foregoing, if you transfer positions or change responsibilities within TRW and are no longer eligible to participate in this Program, your Grant will automatically terminate and, if such transfer or change in responsibilities occurs during the second or third year of the Performance Period, you may be entitled to receive a prorated payout, at the sole discretion of the CEO (or, if the recipient of this Grant is a member of the Management Committee of TRW, the Committee), based on the number of full months that your Grant was in effect. The CEO or the Committee, as the case may be, also reserves the right to withhold payment under this Grant due to individual performance.

12. Miscellaneous

This Grant shall not be construed as giving you any right to continue in the employ of TRW. Subject to the requirements and limitations in Sections 10 and 11 above, the CEO (or, if the recipient of this Grant is a member of the Management Committee of TRW, the Committee) has authority to interpret and construe any provision of this Grant and any such interpretation and construction shall be binding and conclusive. Except as provided in Sections 6, 7 and 10 above, no rights hereunder shall accrue to you with respect to the Performance Period until such period is completed and the goals performance for such period has been approved as provided in Section 3 above.

This Grant is an extraordinary item of compensation outside the scope of your employment contract, if any. As such, this Grant is not part of normal or expected compensation for purposes of calculating any severance, resignation, redundancy, end of service payments, bonuses, long-term service awards, social insurance contributions (except where local law specifically provides otherwise), pension or retirement benefits, or similar payments.

13. Entire Agreement

This Grant sets forth the entire understanding between you and TRW with respect to the subject matter hereof and supersedes all prior agreements and understandings, whether oral or written, relating hereto.